

4847

State of Minnesota

SECRETARY OF STATE

Certificate of Organization

I, Joan Anderson Growe, Secretary of State of Minnesota, do certify that: Articles of Organization, duly signed, have been filed on this date in the Office of the Secretary of State, for the organization of the following limited liability company, under and in accordance with the provisions of the chapter of Minnesota Statutes listed below.

This limited liability company is now legally organized under the laws of Minnesota.

Name: Compost Man, LLC

Charter Number: 9351-LLC

Chapter Formed Under: 322B

This certificate has been issued on 10/19/1998.

THE GREAT SEAL OF THE STATE OF MINNESOTA
L'ETOILE DU NORD
1858

Joan Anderson Growe
Secretary of State

ARTICLES OF ORGANIZATION
COMPOST MAN, LLC

9351-LLC

The undersigned organizer, being a natural person 18 years of age or older, in order to form a limited liability company under Minnesota Statutes, Chapter 322B, hereby adopts the following Articles of Organization:

ARTICLE I

The name of this Company is: Compost Man, LLC

ARTICLE II

The registered office of this Company is located at:

44 North 28th Avenue, Suite J
St. Cloud, MN 56303

ARTICLE III

The name and address of the organizer of this Company is as follows:

James McNelly
44 North 28th Avenue, Suite J
St. Cloud, MN 56303

ARTICLE IV

Unless dissolved earlier by law, this Company shall have existence thirty years from and after the date these Articles of Organization are filed with the Minnesota Secretary of State.

ARTICLE V

The names of the first governors of this Company are as follows:

James McNelly

ARTICLE VI

No governor of this Company shall be personally liable to the Company or its members for monetary damages for breach of fiduciary duty by such governor as a governor, provided, however, that this Article shall not eliminate or limit the liability of a governor to the extent provided by applicable law (i) for any breach of the governor's duty of loyalty to the Company or its members, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 322B.56 or 80A.23 of the

4849

Minnesota Statutes, (iv) for any transaction from which the governor derived an improper personal benefit or (v) for any act or omission occurring prior to the effective date of this Article. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any governor of the Company for or with respect to any acts or omissions of such governor occurring prior to such amendment or repeal.

IN WITNESS WHEREOF, I have hereunto set my hand this 14th day of October, 1998.

James McNelly

STATE OF MINNESOTA
DEPARTMENT OF STATE
FILED

OCT 1 9 1998

Secretary of State

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JOAN ANDERSON GROWE
SECRETARY OF STATE
STATE OF MINNESOTA
180 STATE OFFICE BUILDING
100 CONSTITUTION AVE.
ST. PAUL, MINNESOTA 55155-1299

FOR FURTHER INFORMATION CALL:

Information Lines	612/296-2803
Elections	612/296-2805
Refunds	612/296-7976
UCC	612/296-2434

RECEIPT NUMBER 575202

9351-LLC

BUS SER 135.00
TOTL 135.00
789415:57OCT.16H01 CHCK 135.00

FOR OFFICE USE ONLY

AA | AN | BK | BT | CU | DC | FC | FLP | LFC | LLC | LP | NP | PA | RLP | RN | SP | TM

☐ A ☐ C ☐ CN ☐ ND ☐ ID ☐ NH ☐ R ☐ RI ☐ RO ☐ HN ☐ TR ☐ AS
☐ AD ☐ CA ☐ CO ☐ D ☐ M ☒ OR ☐ RA ☐ RLP ☐ RQ ☐ T ☐ RD ☐ MA
☐ AM ☐ CL ☐ CS ☐ EL ☐ OT ☐ RD ☐ RN ☐ TMA ☐ WD ☐ AOC ☐ EX ☐ RV
☐ CD ☐ Legal Newspaper ☐ Auctioneer ☐ Annual Report — 135
☐ Other: ☐ Tax
☐ Print Out ☐ Diskette ☐ Labels ☐ Tape ☐ Postage
UCC Filing: ☐ FS ☐ NS ☐ OS ☐ CONT ☐ ASSIGN ☐ AMEND ☐ PR ☐ TERM
Search - Initial Fee: ☐ FSS ☐ NS FSS ☐ TLS ☐ NS TLS
☐ Listing ☐ Photo Copy ☐ Certified Copy ☐ Certificate
☐ Additional Fee ☐ Surcharge ☐ Exp. Service ☐ DA

RE: Compost man, LLC

TOTAL FEES	135
AMOUNT PAID	135
ADDITIONAL FEE DUE (PLEASE PUT RECEIPT NUMBER LOCATED AT TOP OF THIS FORM ON ALL YOUR REMITTANCES)	
REFUND ($1.00 OR LESS WILL NOT BE REFUNDED PURSUANT TO M.S. 16A. 49.)	
OFFICE REFERENCE NUMBER	DATE FILED 10/19/98

Remitter

RINKE-NOONAN
ATTN KRISTA BACHER
PO BOX 1497
ST CLOUD MN 56302-1497

SC-00065 Rev. 12/92 WHITE: Customer CANARY: Office Routing Copy Fiscal Operations BLUE: Fiscal Operations

REFUNDS FOR ANY AMOUNT OVER $1.00 WILL BE MAILED WITHIN A FEW WEEKS FROM THE DEPT. OF FINANCE.

OCT 28 1998

NOTICE: Dishonored checks will be assessed a $20 service fee set by law.

THANK YOU FOR YOUR BUSINESS!

OPERATING AGREEMENT
OF
COMPOST MAN, LLC

MEMBERS

Section 1.01 Place of Meetings. Each meeting of the members shall be held at the principal executive office of the Company or at such other place as may be designated by the Board of Governors or the Chief Manager; provided, however, that any meeting called by or at the demand of a member or members shall be held in the county where the principal executive office of the Company is located.

Section 1.02 Regular Meetings. Regular meetings of the members may be held on an annual or other less frequent basis as determined by the Board of Governors; provided, however, that if a regular meeting has not been held during the immediately preceding 15 months, a member or members owning three percent or more of the voting power of all membership interests entitled to vote may demand a regular meeting of members by written demand given to the Chief Manager or Treasurer of the Company. At each regular meeting the members entitled to vote shall elect qualified successors for governors who serve for an indefinite term or whose terms have expired or are due to expire within six months after the date of the meeting and may transact any other business, provided, however, that no business with respect to which special notice is required by law shall be transacted unless such notice shall have been given.

Section 1.03 Special Meetings. A special meeting of the members may be called for any purpose or purposes at any time by the Chief Manager, by the Treasurer, by the Board of Governors or any two or more governors, or by one or more members owning not less than ten percent of the voting power of all membership interests of the Company entitled to vote, who shall demand such special meeting by written notice given to the Chief Manager or the Treasurer of the Company specifying the purposes of such meeting.

Section 1.04 Meetings Held Upon Member Demand. Within 30 days after receipt of a demand by the Chief Manager or the Treasurer from any member or members entitled to call a meeting of the members, it shall be the duty of the Board of Governors of the Company to cause a special or regular meeting of members, as the case may be, to be duly called and held on notice no later than 90 days after receipt of such demand. If the Board fails to cause such a meeting to be called and held as required by this Section, the member or members making the demand may call the meeting by giving notice as provided in Section 1.06 hereof at the expense of the Company.

Section 1.05 Adjournments. Any meeting of the members may be adjourned from time to time to another date, time and place. If any meeting of the members is so adjourned, no notice as to such adjourned meeting need be given if the date, time and place at which the meeting will be reconvened are announced at the time of adjournment.

Section 1.06 Notice of Meetings. Unless otherwise required by law, written notice of each meeting of the members, stating the date, time and place and, in the case of a special meeting, the purpose or purposes, shall be given at least ten days and not more than 60 days prior to the meeting to every owner of membership interests entitled to vote at such meeting except as specified in Section 1.05 or as otherwise permitted by law. The business transacted at a special meeting of members is limited to the purposes stated in the notice of the meeting.

Section 1.07 Waiver of Notice. A member may waive notice of the date, time, place and purpose or purposes of a meeting of members. A waiver of notice by a member entitled to notice is effective whether given before, at or after the meeting, and whether given in writing, orally or by attendance. Attendance by a member at a meeting is a waiver of notice of that meeting, unless the member objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened, or objects before a vote on an item of business because the item may not lawfully be considered at that meeting and does not participate in the consideration of the item at that meeting.

Section 1.08 Voting Rights. A member shall have voting power in proportion to the member's voting interest as provided in a member control agreement. Except as otherwise required by law, an owner of a membership interest entitled to vote may vote any portion of the membership interest in any way the member chooses. If a member votes without designating the proportion of the membership interest voted in a particular way, the member is deemed to have voted all of the membership interest in that way.

Section 1.09 Proxies. A member may cast or authorize the casting of a vote by filing a written appointment of a proxy with a manager of the Company at or before the meeting at which the appointment is to be effective. The member may sign or authorize the written appointment by telegram, cablegram or other means of electronic transmission setting forth or submitted with information sufficient to determine that the member authorized such transmission. Any copy, facsimile, telecommunication or other reproduction of the original of either the writing or transmission may be used in lieu of the original, provided that it is a complete and legible reproduction of the entire original.

Section 1.10 Quorum. The owners of a majority of the voting power of the membership interests entitled to vote at a meeting of the members are a quorum for the transaction of business, unless a larger or smaller proportion is provided in the Articles of Organization of the Company or a member control agreement. If a quorum is present when a duly called or held meeting is convened, the members present may continue to transact business until adjournment, even though the withdrawal of members originally present leaves less than the proportion otherwise required for a quorum.

Section 1.11 Acts of Members. Except as otherwise required by law or specified in the Articles of Organization of the Company or a member control agreement, the members shall take action by the affirmative vote of the owners of the greater of (a) a majority of the voting power of the membership interests present and entitled to vote on that item of business or (b) a majority of the voting power that would constitute a quorum for the transaction of business at a duly held meeting of members.

Section 1.12 Action Without a Meeting. Any action required or permitted to be taken at a meeting of the members of the Company may be taken without a meeting by written action signed by all of the members entitled to vote on that action. Any action, if the Articles of Organization or a member control agreement so provide, may be taken by written action signed by the members who own voting power equal to the voting power that would be required to take the same action at a meeting of the members at which all members were present. The written action is effective when signed by the required members, unless a different effective time is provided in the written action. When written action is permitted to be taken by less than all members, all members shall be notified immediately of its text and effective date.

GOVERNORS

Section 2.01 Number; Qualifications. Except as authorized by the members pursuant to a member control agreement or unanimous affirmative vote, the business and affairs of the Company shall be managed by or under the direction of a Board of one or more governors. Governors shall be natural persons. The members at each regular meeting shall determine the number of governors to constitute the Board, provided that thereafter the authorized number of governors may be increased by the members or the Board and decreased by the members. Governors need not be members.

Section 2.02 Term. Each governor shall serve for an indefinite term that expires at the next regular meeting of the members. A governor shall hold office until a successor is elected and has qualified or until the earlier death, resignation, removal or disqualification of the governor.

Section 2.03 Vacancies. Vacancies on the Board of Governors resulting from the death, resignation, removal or disqualification of a governor may be filled by the affirmative vote of a majority of the remaining governors, even though less than a quorum. Vacancies on the Board resulting from newly created governorships may be filled by the affirmative vote of a majority of the governors serving at the time such governorships are created. Each person elected to fill a vacancy shall hold office until a qualified successor is elected by the members at the next regular meeting or at any special meeting duly called for that purpose.

Section 2.04 Place of Meetings. Each meeting of the Board of Governors shall be held at the principal executive office of the Company or at such other place as may be designated from time to time by a majority of the governors or by the Chief Manager. A meeting may be held by conference among the governors using any means of communication through which the governors may simultaneously hear each other during the conference.

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Section 2.05 Regular Meetings. Regular meetings of the Board of Governors for the election of managers and the transaction of any other business shall be held without notice at the place of and immediately after each regular meeting of the members.

Section 2.06 Special Meetings. A special meeting of the Board of Governors may be called for any purpose or purposes at any time by any governor by giving not less than two days' notice to all governors of the date, time and place of the meeting, provided that when notice is mailed, at least four days' notice shall be given. The notice need not state the purpose of the meeting.

Section 2.07 Waiver of Notice; Previously Scheduled Meetings. Subdivision 1. A governor of the Company may waive notice of the date, time and place of a meeting of the Board. A waiver of notice by a governor entitled to notice is effective whether given before, at or after the meeting, and whether given in writing, orally or by attendance. Attendance by a governor at a meeting is a waiver of notice of that meeting, unless the governor objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and thereafter does not participate in the meeting.

Subdivision 2. If the day or date, time and place of a Board meeting have been provided herein or announced at a previous meeting of the Board, no notice is required. Notice of an adjourned meeting need not be given other than by announcement at the meeting at which adjournment is taken of the date, time and place at which the meeting will be reconvened.

Section 2.08 Quorum. A majority of the governors currently holding office shall be necessary to constitute a quorum for the transaction of business. In the absence of a quorum, a majority of the governors present may adjourn a meeting from time to time without further notice until a quorum is present. If a quorum is present when a duly called or held meeting is convened, the governors present may continue to transact business until adjournment, even though the withdrawal of a number of the governors originally present leaves less than the proportion or number otherwise required for a quorum.

Section 2.09 Acts of Board. Except as otherwise required by law or specified in the Articles of Organization of the Company or a member control agreement, the Board shall take action by the affirmative vote of a majority of the governors present at a duly held meeting.

Section 2.10 Participation by Electronic Communications. A governor may participate in a Board meeting by any means of communication through which the governor, other governors so participating and all governors physically present at the meeting may simultaneously hear each other during the meeting. A governor so participating shall be deemed present in person at the meeting.

Section 2.11 Absent Governors. A governor of the Company may give advance written consent or opposition to a proposal to be acted on at a Board meeting. If the governor is not present at the meeting, consent or opposition to a proposal does not constitute presence for

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purposes of determining the existence of a quorum, but consent or opposition shall be counted as a vote in favor of or against the proposal and shall be entered in the minutes or other record of action at the meeting, if the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal to which the governor has consented or objected.

Section 2.12 Action Without a Meeting. An action required or permitted to be taken at a Board meeting may be taken without a meeting by written action signed by all of the governors. Any action, other than an action requiring member approval, if the Articles of Organization or a member control agreement so provide, may be taken by written action signed by the number of governors that would be required to take the same action at a meeting of the Board at which all governors were present. The written action is effective when signed by the required number of governors, unless a different effective time is provided in the written action. When written action is permitted to be taken by less than all governors, all governors shall be notified immediately of its text and effective date.

Section 2.13 Committees. Subdivision 1. A resolution approved by the affirmative vote of a majority of the Board may establish committees having the authority of the Board in the management of the business of the Company only to the extent provided in the resolution. Committees shall be subject at all times to the direction and control of the Board, except as provided in Section 2.14.

Subdivision 2. A committee shall consist of one or more natural persons, who need not be governors, appointed by affirmative vote of a majority of the governors present at a duly held Board meeting.

Subdivision 3. Section 2.04 and Sections 2.06 to 2.12 hereof shall apply to committees and members of committees to the same extent as those sections apply to the Board and governors.

Subdivision 4. Minutes, if any, of committee meetings shall be made available upon request to members of the committee and to any governor.

Section 2.14 Special Litigation Committee. Pursuant to the procedure set forth in Section 2.13, the Board may establish a committee composed of one or more independent governors or other independent persons to determine whether it is in the best interests of the Company to pursue a particular legal right or remedy of the Company and whether to cause, to the extent permitted by law, the dismissal or discontinuance of a particular proceeding that seeks to assert a right or remedy on behalf of the Company. The committee, once established, is not subject to the direction or control of, or termination by, the Board. A vacancy on the committee may be filled by a majority vote of the remaining committee members. The good faith determinations of the committee are binding upon the Company and its governors, managers and members to the extent permitted by law. The committee terminates when it issues a written report of its determinations to the Board.

Section 2.15 Compensation. The Board may fix the compensation, if any, of governors.

MANAGERS

Section 3.01 Number and Designation. The Company shall have one or more natural persons exercising the functions of the position of Chief Manager and Treasurer. The Board of Governors may elect or appoint such other managers or agents as it deems necessary for the operation and management of the Company, with such powers, rights, duties and responsibilities as may be determined by the Board, each of whom shall have the powers, rights, duties and responsibilities set forth in this Operating Agreement unless otherwise determined by the Board. Any of the positions or functions of those positions may be held by the same person.

Section 3.02 Chief Manager. Unless provided otherwise by a resolution adopted by the Board of Governors, the Chief Manager (a) shall have general active management of the business of the Company; (b) shall, when present, preside at all meetings of the members and Board; (c) shall see that all orders and resolutions of the Board are carried into effect; (d) may maintain records of and certify proceedings of the Board and members; and (e) shall perform such other duties as may from time to time be prescribed by the Board.

Section 3.03 Treasurer. Unless provided otherwise by a resolution adopted by the Board of Governors, the Treasurer (a) shall keep accurate financial records for the Company; (b) shall deposit all monies, drafts and checks in the name of and to the credit of the Company in such banks and depositories as the Board shall designate from time to time; (c) shall endorse for deposit all notes, checks and drafts received by the Company as ordered by the Board, making proper vouchers therefor; (d) shall disburse company funds and issue checks and drafts in the name of the Company, as ordered by the Board; (e) shall render to the Chief Manager and the Board, whenever requested, an account of all of such manager's transactions as Treasurer and of the financial condition of the Company; and (f) shall perform such other duties as may be prescribed by the Board or the Chief Manager from time to time.

Section 3.04 President. Unless otherwise determined by the Board of Governors, the President shall be the Chief Manager of the Company. If a manager other than the President is designated Chief Manager, the President shall perform such duties as may from time to time be assigned by the Board.

Section 3.05 Vice Presidents. Any one or more Vice Presidents, if any, may be designated by the Board of Governors as Executive Vice Presidents or Senior Vice Presidents. During the absence or disability of the President, it shall be the duty of the highest ranking Executive Vice President, and, in the absence of any such Vice President, it shall be the duty of the highest ranking Senior Vice President or other Vice President, who shall be present at the time and able to act, to perform the duties of the President. The determination of who is the highest ranking of two or more persons holding the same position shall, in the absence of specific designation of order of rank by the Board, be made on the basis of the earliest date of

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Section 6.05. Construction. This Operating Agreement is subject to the terms of any member control agreement from time to time in effect and to the extent inconsistent the member control agreement shall be controlling.

Section 6.06 Amendments. The Board of Governors shall have the power to adopt, amend or repeal the Operating Agreement of the Company, subject to the power of the members to change or repeal the same, provided, however, that the Board shall not adopt, amend or repeal any Section fixing a quorum for meetings of members, prescribing procedures for removing governors or filling vacancies in the Board, or fixing the number of governors or their classifications, qualifications or terms of office, but may adopt or amend a Section that increases the number of governors.

The foregoing provisions were adopted by the Members and Board of Governors effective the 19th day of October, 1998.

_____
James McNelly, Chief Manager

ATTEST:

_____
James McNelly, Secretary

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